Prospectus Supplement No. 1 (to Prospectus dated October 27, 2023)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-273543

MARTI TECHNOLOGIES, INC.

This prospectus supplement updates, amends and supplements the prospectus dated October 27, 2023 (the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration No. 333-273543). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Report on Form 6-K filed with the U.S. Securities and Exchange Commission on December 20, 2023, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our Ordinary Shares are listed on the NYSE American Stock Exchange under the symbol “MRT.” On December 19, 2023, the closing sale price of our Ordinary Shares was $0.53 per share. Our Warrants are listed on the NYSE American Stock Exchange under the symbol “MRT.WS.” On December 19, 2023, the closing sale price of our Warrants was $0.10 per Warrant.

Investing in our Ordinary Shares or Warrants involves risks that are described in the “Risk Factors” section beginning on page 15 of the Prospectus and under similar headings in any further amendments or supplements to the Prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 20, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-40588

Marti Technologies, Inc.

(Translation of registrant’s name into English)

Buyukdere Cd. No: 237

Maslak, 34485

Sariyer/Istanbul, Turkiye

+0 (850) 308 34 19

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On December 20, 2023, Marti Technologies, Inc. (the “Company”) issued a press release announcing the expiration of its previously announced offer to each holder of its outstanding public warrants (the “Public Warrants”) and private warrants (the “Private Warrants”, together with the Public Warrants, the “Warrants”) to purchase its Class A ordinary shares, par value $0.0001 per share, the opportunity to receive $0.10 in cash, without interest, for each outstanding Warrant tendered by the holder pursuant to the Amended and Restated Offer to Purchase and Consent Solicitation, dated as of December 7, 2023 (the “Offer to Purchase”), and the related Letter of Transmittal and Consent (the “Letter of Transmittal and Consent” together with the Offer to Purchase, constitute the “Offer”), and the solicitation of consents (the “Consent Solicitation”) from holders of the outstanding Warrants to amend the Warrant Agreement, dated July 8, 2021, by and between the Company and Continental Stock Transfer & Trust Company (“Continental”) (the “Warrant Agreement”), which governs all of the Warrants, to permit the Company to redeem each outstanding Warrant not tendered in the Offer for $0.07 in cash, without interest, which is 30% less than the price applicable to the Offer (such amendment, the “Warrant Amendment”).

The Offer expired midnight, Eastern Time, at the end of the day on December 19, 2023 (the “Expiration Date”), in accordance with its terms. Continental Stock Transfer & Trust Company, the depositary for the Offer, has indicated that as of the Expiration Date, (i) 5,902,206 outstanding Public Warrants, or approximately 82% of the outstanding Public Warrants were validly tendered and not withdrawn in the Offer, and (ii) 7,250,000 outstanding Private Warrants, or 100% of the outstanding Private Warrants were validly tendered and not withdrawn in the Offer. Pursuant to the terms of the Offer, the Company expects to accept all validly tendered Warrants for purchase and settlement on December 22, 2023 (the “Settlement”). Pursuant to the terms of the Offer, the Company expects to pay an aggregate of approximately $1.3 million in cash to purchase the validly tendered Warrants.

Pursuant to the Consent Solicitation, the Company received the approval of approximately 82% of the outstanding Public Warrants to the Warrant Amendment, which is more than a majority of its outstanding Public Warrants required to effect the Warrant Amendment as it relates to the Public Warrants and 100% of the outstanding Private Warrants to the Warrant Amendment, which is more than a majority of its outstanding Private Warrants required to effect the Warrant Amendment as it relates to the Private Warrants. On December 20, 2023, the Company and the Warrant Agent entered into the Warrant Amendment with respect to the Public Warrants and the Private Warrants and the Company announced that it will exercise its right to redeem all remaining outstanding Warrants for cash in accordance with the terms of the Warrant Amendment, and has fixed January 4, 2024 as the redemption date, following which no Warrants will remain outstanding.

The Offer and the Consent Solicitation are made solely upon the terms and conditions in the Offer to Purchase and other related offering materials that have been distributed to holders of the Warrants. A copy of the Company’s press release is furnished hereto as Exhibit 99.1 and a copy of the Warrant Amendment is furnished hereto as Exhibit 99.2.

This report on Form 6-K, including the Exhibits attached hereto, shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File No. 333-274779) of the Company (including the prospectus forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated December 20, 2023, announcing the expiration and results of the offer to purchase and consent solicitation and the notice of redemption with respect to the outstanding warrants.
99.2	Amendment No. 1 to Warrant Agreement, dated as of December 20, 2023, by and between Marti Technologies, Inc. and Continental Stock Transfer & Trust Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Marti Technologies, Inc.

Date: December 20, 2023	By:	/s/ Oguz Alper Oktem
Name: Oguz Alper Oktem
Title: Chief Executive Officer

Exhibit 99.1

Marti Announces Expiration and Results of the Offer to Purchase and Consent Solicitation

Relating to its Warrants and Issues Notice of Redemption with Respect to its Outstanding Warrants

Istanbul, Türkiye, December 20, 2023 — Marti Technologies, Inc. (“Marti” or the “Company”) (NYSE American: MRT), Türkiye’s leading mobility app, today announced that it has successfully completed a tender process with regard to its offer to purchase all of its outstanding warrants to purchase its Class A ordinary shares, par value $0.0001 per share (an “Ordinary Share”), at a purchase price of $0.10 per warrant in cash, without interest (the “Offer”) and that it has issued a notice of redemption pursuant to which it will redeem for cash all of its outstanding warrants that were not tendered in the Offer. All untendered and unexercised warrants will be redeemed on January 4, 2024 (the “Redemption Date”). The redemption price will be $0.07 per warrant (the “Redemption Price”). The successfully completed tender process, when combined with the contemplated redemption of untendered warrants, will lead to a simplified capital structure with no warrants.

Marti’s offer to purchase (a) 7,187,489 warrants to purchase its Ordinary Shares which were publicly issued and sold as part of the units in the Company’s initial public offering in July 2021 (the “IPO”) (the “Public Warrants”), and (b) 7,250,000 warrants  to purchase its Ordinary Shares which were privately issued and sold in connection with the IPO pursuant to an exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”) (the “Private Warrants” and together with the Public Warrants, the “Warrants”), expired at 12:00 midnight, Eastern Time, at the end of the day on December 19, 2023 (the “Expiration Date”).

Marti has been advised that, as of the Expiration Date, (i) 5,902,206 Public Warrants had been validly tendered and not validly withdrawn from the Offer, representing approximately 82% of the outstanding Public Warrants and (ii) 7,250,000 Private Warrants had been validly tendered and not validly withdrawn from the Offer, representing 100% of the outstanding Private Warrants, which cumulatively comprised approximately 91% of all outstanding Warrants. Pursuant to the terms of the Offer the Company expects to pay an aggregate of approximately $1.3 million in cash to purchase the validly tendered Warrants. Holders of Warrants that were validly tendered and not validly withdrawn prior to the expiration of the Offer will receive $0.10 in cash, without interest, for each outstanding Warrant tendered by the holder pursuant to the Offer. The Company expects to accept all validly tendered Warrants for purchase and settlement on December 22, 2023 (the “Settlement”).

Marti also solicited consents (the “Consent Solicitation”) to amend the Warrant Agreement, dated July 8, 2021, by and between the Company and Continental Stock Transfer & Trust Company (“Continental”) (the “Warrant Agreement”), which governs all of the Warrants, to permit the Company to redeem each outstanding Warrant not tendered in the Offer for $0.07 in cash, without interest, which is 30% less than the price applicable to the Offer (such amendment, the “Warrant Amendment”). Pursuant to the terms of the Warrant Agreement, the consent of holders of at least a majority of the outstanding Public Warrants is required to approve the Warrant Amendment as it relates to the Public Warrants and the consent of holders of at least a majority of the outstanding Private Warrants is required to approve the Warrant Amendment as it relates to the Private Warrants.

As of the Expiration Date, parties representing approximately 82% of the outstanding Public Warrants and 100% of the outstanding Private Warrants consented to the Warrant Amendment in the Consent Solicitation. Accordingly, because holders of more than a majority of the outstanding Public Warrants and a majority of the outstanding Private Warrants have agreed to consent to the Warrant Amendment in the Consent Solicitation, the Warrant Amendment was adopted. The Warrant Amendment was executed and any Warrants that were not tendered in the Offer may be exercised at any time until 5:00 p.m. Eastern Time on the Redemption Date. Any Warrants that remain unexercised at 5:00 p.m. Eastern Time on the Redemption Date will be void and no longer exercisable and their holders will have no rights with respect to those Warrants, except to receive the Redemption Price. Of the total of 14,437,489 Warrants that are outstanding, 13,152,206 Warrants were tendered in connection with the Offer and 1,285,283 Warrants remain untendered and subject to redemption at the Redemption Price, unless exercised prior to the Redemption Date, following which no Warrants will remain outstanding.

The Offer and Consent Solicitation were made pursuant to the Amended and Restated Offer to Purchase and Consent Solicitation dated December 7, 2023 (the “Offer to Purchase”), and the related Letter of Transmittal and Consent (the “Letter of Transmittal and Consent”), each of which have been filed with the U.S. Securities and Exchange Commission (“SEC”).

The Ordinary Shares and Warrants are listed on the NYSE American under the symbols “MRT” and “MRT.WS,” respectively. The last trading day of the Warrants on the NYSE American will be January 3, 2024.

Cantor Fitzgerald & Co. (“Cantor”) was the dealer manager for the Offer and Consent Solicitation. Morrow Sodali Global LLC (“Morrow Sodali”) was the information agent for the Offer and Consent Solicitation, and Continental was the depositary for the Offer and Consent Solicitation. All questions concerning tender procedures and requests for additional copies of the offer materials, including the letter of transmittal and consent should be directed to Morrow Sodali at (800) 662-5200 (toll free), located at 333 Ludlow Street, 5th Floor, South Tower, Stamford, CT 06902.

Important Additional Information Has Been Filed with the SEC:

Copies of the Offer documents are available free of charge at the website of the SEC at www.sec.gov. Requests for documents may also be directed to Morrow Sodali at (800) 662-5200 (toll free).

This announcement is for informational purposes only and shall not constitute an offer to purchase or a solicitation of an offer to sell the Warrants. The Offer and Consent Solicitation are being made only through the Offer documents, and the complete terms and conditions of the Offer and Consent Solicitation are set forth in the Offer documents.

About Marti:

Founded in 2018, Marti is Türkiye’s leading mobility app, offering multiple transportation services to its riders. Marti operates a ride-hailing service that matches riders with car and motorcycle drivers, and operates a large fleet of rental e-mopeds, e-bikes, and e-scooters. All of Marti’s offerings are serviced by proprietary software systems and IoT infrastructure. For more information, visit www.marti.tech.

Cautionary Statement Regarding Forward-Looking Statements:

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, also known as the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact and generally relate to future events, hopes, intentions, strategies, or performance may be deemed to be forward-looking statements, including but without limitation to statements regarding our ability to achieve the sustainability targets, goals, objectives or programs set forth under our sustainability strategy, “Move Forward. Together,” and descriptions of the Company’s plans, initiatives or objectives for future operations, or the timing of occurrence related to any of the foregoing. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “might,” “possible,” “believe,” “predict,” “potential,” “continue,” “aim,” “strive,” and similar expressions may identify such forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements involve known and unknown risks, uncertainties, assumptions, and other factors that may cause actual results to differ materially from statements made in this press release, including the number of Warrant holders that respond and elect to participate in the Offer and Consent Solicitation; Marti’s ability to consummate the Offer and Consent Solicitation; and Marti’s ability to recognize the anticipated benefits of the Offer and Consent Solicitation; changes in applicable laws or regulations, including those that pertain to tender offers and other important factors discussed under the caption “Risk Factors” in the Company’s Registration Statement on Form F-1 (including the documents incorporated by reference therein), which was declared effective by the SEC on October 27, 2023, as such factors may be updated from time to time in the Company’s other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the “SEC Filings” section of the Company’s website at https://ir.marti.tech. Any investors should carefully consider the risks and uncertainties described in the documents filed by the Company from time to time with the SEC as most of the factors are outside the Company’s control and are difficult to predict. As a result, the Company’s actual results may differ from its expectations, estimates and projections and consequently, such forward-looking statements should not be relied upon as predictions of future events. All information provided in this release is based on information available to the Company as of the date of this press release and any forward-looking statements contained herein are based on assumptions that the Company believes are reasonable as of this date. Undue reliance should not be placed on the forward-looking statements in this press release, which are inherently uncertain. The Company undertakes no duty to update this information unless required by law.

Investor Contact

Marti Technologies, Inc.

Turgut Yilmaz

Investor.relations@marti.tech

Source: Marti Technologies, Inc.

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Exhibit 99.2

AMENDMENT NO. 1 TO WARRANT AGREEMENT

THIS AMENDMENT NO. 1 TO THE WARRANT AGREEMENT (this “Amendment”) is made as of December 20, 2023, by and between Marti Technologies, Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (the “Warrant Agent”), and constitutes an amendment to that certain Warrant Agreement, dated as of July 8, 2021, by and between the Company and the Warrant Agent (the “Agreement”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings given to such terms in the Agreement.

WHEREAS, Section 9.8 of the Agreement provides that the Company and the Warrant Agent may amend the Agreement with the vote or written consent of the registered holders of a majority of the then-outstanding Public Warrants as it relates to the Public Warrants and a majority of the then-outstanding Private Placement Warrants as it relates to the Private Placement Warrants;

WHEREAS, the Company desires to amend the Warrant Agreement to provide the Company with the right to redeem the Public Warrants and Private Placement Warrants for cash on the terms and subject to the conditions set forth herein; and

WHEREAS, following a consent solicitation undertaken by the Company, the registered holders of more than a majority of the then-outstanding Public Warrants and the registered holders of more than a majority of the then-outstanding Private Placement Warrants have consented to and approved this Amendment.

NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree to amend the Warrant Agreement as set forth herein.

1.	Amendment of the Warrant Agreement. The Agreement is hereby amended by adding the new Section 6A thereto:

“6A. Redemption.

6A.1. Company Election to Redeem. Notwithstanding any other provision in this Agreement to the contrary, not less than all of the outstanding Warrants may be redeemed, at the option of the Company, at any time while they are exercisable and prior to their expiration, at the office of the Warrant Agent, upon notice to the registered holders of the Warrants, as described in Section 6A.2 below, for $0.07 in cash for every Warrant held by the holder thereof (the “6A. Redemption Price”) (subject to equitable adjustment by the Company in the event of any share splits, share dividends, recapitalizations or similar transaction with respect to the Ordinary Shares).

6A.2. Date Fixed for, and Notice of, Redemption. In the event that the Company elects to redeem all of the Warrants, the Company shall fix a date for the redemption (the “6A. Redemption Date”). Notice of redemption shall be mailed by first class mail, postage prepaid, by the Company not less than fifteen (15) days prior to the 6A. Redemption Date to the registered holders of the Warrants at their last addresses as they shall appear on the registration books. Any notice mailed in the manner herein provided shall be conclusively presumed to have been duly given, whether or not the registered holder received such notice.

6A.3. Exercise After Notice of Redemption. The Warrants may be exercised, for cash only in accordance with subsection 3.3.1(a) of this Agreement at any time after notice of redemption shall have been given by the Company pursuant to Section 6A.2 hereof and prior to the 6A. Redemption Date. On and after the 6A. Redemption Date, the record holder of the Warrants shall have no further rights except to receive, upon surrender of the Warrants, the 6A. Redemption Price.”

2.	Miscellaneous Provisions.

2.1            Severability. This Amendment shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Amendment, Agreement, or of any other term or provision hereof or thereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Amendment a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

2.2            Applicable Law. The validity, interpretation, and performance of this Amendment shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Amendment shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

2.3            Counterparts. This Amendment may be signed in counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which shall be an original and all of which together shall constitute one and the same instrument. The words “execution,” “signed,” “signature,” and words of like import in this Amendment or in any other certificate, agreement or document related to this Amendment, if any, shall include images of manually executed signatures transmitted by facsimile or other electronic format (including, without limitation, “pdf,” “tif” or “jpg”) and other electronic signatures (including, without limitation, DocuSign and AdobeSign). The use of electronic signatures and electronic records (including, without limitation, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act and any other applicable law, including, without limitation, any state law based on the Uniform Electronic Transactions Act or the Uniform Commercial Code.

2.4            Effect of Headings. The section headings herein are for convenience only and are not part of this Amendment and shall not affect the interpretation thereof.

2.5            Entire Agreement. Except as expressly provided in this Amendment, all of the terms and provisions in the Agreement are and shall remain in full force and effect, on the terms and subject to the conditions set forth therein. This Amendment does not constitute, directly or by implication, an amendment or waiver of any provision of the Agreement, or any other right, remedy, power or privilege of any party thereto, except as expressly set forth herein. Any reference to the Agreement in any agreement, document, instrument or certificate entered into or issued in connection therewith shall hereinafter mean the Agreement, as amended by this Amendment (or as the Agreement may be further amended or modified in accordance with the terms thereof). Except as expressly set forth in this Amendment, the terms of this Amendment shall be governed by, enforced and construed and interpreted in a manner consistent with the provisions of the Agreement.

[Signatures Appear on Following Page]

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IN WITNESS WHEREOF, each of the parties has caused this Amendment to be duly executed as of the date first above written.

MARTI TECHNOLOGIES, INC.

By:	/s/ Oguz Alper Öktem
Name:	Oguz Alper Öktem
Title:	Chief Executive Officer

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

By:	/s/ Luis Ortiz
Name:	Luis Ortiz
Title:	Vice President

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